April 21, 2020

Adam DeWitt
President and Chief Financial Officer
GrubHub Inc.
111 W. Washington Street, Suite 2100
Chicago, Illinois 60602

       Re: GrubHub Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 28, 2020
           File No. 001-36389

Dear Mr. DeWitt:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 27

1. We note per the risk factor on page 12 that the status of drivers as independent contractors rather than employees, has been, and will likely continue to be challenged. Please tell us your consideration of discussing the passage of California Assembly Bill 5 on January 1,
      2020 as part of the above risk factor, or in MD&A as a known uncertainty.
2. We note that revenue increased 30% for the year ended December 31, 2019 compared to
      2018 due to growth in Active Diners, an increase in average commission rates from partners electing increased prominence on the Platform, the inclusion of results from acquisitions, and higher average order size. Please quantify all material factors contributing to this increase in accordance with Section III.D of SEC Release No. 33-6835 and Item 303(a)(3) of Regulation S-K.
 Adam DeWitt
GrubHub Inc.
April 21, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 with any questions.



FirstName LastNameAdam DeWitt                             Sincerely,
Comapany NameGrubHub Inc.
                                                          Division of
Corporation Finance
April 21, 2020 Page 2                                     Office of Trade &
Services
FirstName LastName